SECURIT 08028882 N

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BB 3/11

SEC Mail Processing Section

FEB 29 2008

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrustFirst, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6223 Highland Place Way, Suite 201

(No. and Street)

Knoxville, TN 37919

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Taylor (865) 583-7390

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McKerley & NoonAn, P.C.

(Name – *if individual, state last, first, middle name*)

104 Woodmont Blvd. Suite 410, Nashville, TN 37205

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 21 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/20

OATH OR AFFIRMATION

I, Don Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustFirst, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERESA R. WEBB
STATE OF TENNESSEE
NOTARY PUBLIC
KNOX COUNTY

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUSTFIRST, INC.

Financial Statements and Schedule
December 31, 1999 and 1998

Audit Report

Contents

McKerley & Noonan, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Stockholders
of TrustFirst, Inc.
Knoxville, Tennessee

We have audited the accompanying statement of financial condition of TrustFirst, Inc. as of December 31, 2007 and the related statements of income and changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrustFirst, Inc. as of December 31, 2007, and the result of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

McKerley & Noonan

McKerley & Noonan, P.C.
Certified Public Accountants
February 26, 2008

104 WOODMONT BOULEVARD, SUITE 410 • NASHVILLE, TENNESSEE 37205
PHONE: (615) 279-0088 • FAX: (615) 279-9599

TRUSTFIRST, INC.

Statement of Financial Condition
December 31, 2007

Assets

	2007
Current Assets	
Cash and Cash Equivalents	$ 162,055
Certificate of Deposit	64,491
Commissions Receivable	35,012
Investments – At Market	25,817
Other Receivables	4,560
Total Current Assets	291,935
Property, Plant and Equipment	
Furniture & Equipment	32,214
Leasehold Improvements	8,708
Accumulated Depreciation	(27,578)
Net Property, Plant & Equipment	13,344
Total Assets	$ 305,279

Liabilities & Stockholders' Equity

Current Liabilities	
Accounts Payable and Accrued Wages	$ 23,401
Interest Payable	1,072
Notes Payable Related Party	10,000
Total Current Liabilities	34,473
Deferred Tax Liability	1,349
Stockholders' Equity	
Capital Stock (no par value, 200,000 shares authorized, 100,000 shares issued and outstanding)	354,300
Paid in Capital	155,500
Retained Earnings (Deficit)	(240,343)
Total Stockholder's Equity	269,457
Total Liabilities & Stockholders' Equity	$ 305,279

See Notes to the Financial Statements

TRUSTFIRST, INC.

Statement of Income
For the Year Ended December 31, 2007

	2007
Income	
Commission Income	$1,094,284
Net Investment Income	2,916
Total Income	1,097,200
Expenses	
Rent	61,270
Utilities	4,795
Office	13,652
Dues and Subscriptions	2,693
Insurance	31,583
Postage	6,733
Telephone	10,065
Payroll & Related Expenses	694,953
Contract Labor and Commissions	84,245
Clearing Expense	46,382
Depreciation and Amortization	3,178
Travel	7,275
Interest Expense	3,085
Advertising	1,336
Bank Charges	452
Contributions	1,650
Registration Fees	10,014
Taxes & Licenses	1,124
Brokerage Services Expense	33,012
Meals and Entertainment	1,533
Miscellaneous	2,122
Repairs	1,348
Computer Network Consulting	6,772
Professional Fees and Development	14,789
Total Expenses	1,044,061
Net Income (Loss) Before Income Taxes	53,139
Income Tax (Expense) Benefit	499
Net Income (Loss)	$ 53,638

See Notes to the Financial Statements

TRUSTFIRST, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Common Stock	Paid - in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2006	$ 354,300	$ 155,500	$ (293,981)	$215,819
Capital Contribution	-	-	-	-
Net Income	-	-	53,638	53,638
Balances at December 31, 2007	$ 354,300	$ 155,500	$(240,343)	$269,457

See Notes to the Financial Statements

TRUSTFIRST, INC.

Statement of Cash Flows
For the Year Ended December 31, 2007

	2007
Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net Income	$ 53,638
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation and Amortization	3,178
Unrealized Gain on Investments	(5,610)
(Increase) Decrease in Commissions Receivable	(10,815)
(Increase) Decrease in Prepaid Expenses	1,000
(Increase) Decrease in Other Receivables	(1,651)
Increase (Decrease) in Accounts Payable and Accrued Wages	(2,676)
Increase (Decrease) in Accrued Interest	245
Increase (Decrease) in Deferred Taxes	(499)
Total Adjustments	(16,828)
Net Cash Provided (Used) in Operating Activities	36,810
Cash Flows from Investing Activities	
Net Change in Certificates of Deposit	(3,109)
Net Cash Provided (Used) by Investing Activities	(3,109)
Cash Flows from Financing Activities	
Principal Payments on Notes Payable Shareholder	(22,500)
Net Cash Provided (Used) by Financing Activities	(22,500)
Net Increase (Decrease) in Cash and Equivalents	11,201
Cash and Equivalents at Beginning of Year	150,854
Cash and Equivalents at End of Year	$ 162,055
Supplemental Disclosures:	
Interest Paid	2,840
Income Taxes Paid	-

See Notes to the Financial Statements

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

TrustFirst, Inc. (the Company) located in Knoxville, Tennessee, is a broker dealer offering securities in stocks, bonds and options to the general public. The Company does not hold funds or securities for, or owe money or securities to, customers. All security transactions are handled through a clearing agent who deals directly with the Company's customers. The Company was formed in 1995. The following is a summary of the significant accounting policies followed by the Company.

Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consisted of demand deposit accounts with banks, and money market investment accounts with Pershing Securities.

Revenue Recognition
The Company earns commissions from trades based on negotiated rates with Pershing Securities. Commissions are recognized on the trade date. The Company also earned commission on monies raised for private placements for several local Tennessee companies. Total commissions earned from these private placements represented approximately 38% of the Company's total income. At year-end, actual subsequent collections, which have trade dates prior to year-end, are recorded as commissions receivable. As a result, management believes that all commissions receivable are fully collectible and therefore, no allowance for bad debts has been recognized.

Property and Equipment
Fixed assets are valued at cost and are depreciated over their estimated useful lives using various accelerated methods.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Investments

Investments include 300 shares of NASDAQ and have been classified according to management's intent as trading securities and reported at fair value, with unrealized gains and losses included in earnings. The Company also has stock in a privately held company reported at fair value based on recent private sales of the stock.

Income Taxes

Deferred tax assets and liabilities have been recorded for the expected future income tax consequences of events that have been recognized in the Company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

NOTE 2 – CONCENTRATION OF CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist primarily of investments in equity stocks that are subject to market fluctuations.

The Company maintains its cash accounts at high credit quality financial institutions. The balances at times exceed federally insured limits.

NOTE 3 – OPERATING LEASES

The Company leases office space that is used in the business. The lease began May 1, 2004 and runs for 63 months. Minimum lease payments are as follows:

2008	58,070
2009	35,295

In addition to these minimum lease payments, the lessor may charge additional rents equal to the Company's proportionate share of operating expenses of the office space.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that the Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $100,000; however, the Company cannot distribute income to its shareholders until the capital is at least 120% of the minimum net capital, or $120,000 as of December 31, 2007. At December 31, 2007, the Company had excess net capital of $121,075.

NOTE 5 – NOTES PAYABLE

The Company borrowed $32,500 from a shareholder in 2006 in the form of a demand note with interest at 8.25%. The Company repaid $22,500 towards this note in 2007 and has accrued interest on this note of $1,072 at December 31, 2007.

NOTE 6 – INCOME TAXES

The temporary differences between recognition of income on the financial statements and tax returns relate to depreciation differences, net operating losses, charitable contribution and capital loss carryovers. The components of the provision for income taxes are as follows for the period ended December 31, 2007.

	2007
Current:	
Federal	$ -
State	-
	$ -
Deferred:	
Federal	$ (424)
State	(75)
	$ (499)

NOTE 6 – INCOME TAXES (CONT.)

Deferred taxes at December 31, 2007 consisting of the following components:

	2007
Deferred Tax Asset – Current	$ 17,168
Valuation Allowance	(17,168)
Net Deferred Tax Asset – Current	$ -
Deferred Tax Liability – Long Term	$ 1,349

Differences in income taxes at the statutory rate and the Company's actual provision relates to changes in the assumed tax rates and nondeductible expenses. The Company has a net operating loss carryforward of $36,872 which expires in 2022.

A valuation allowance has been recorded to offset the deferred tax asset due to the uncertainty of recognition of future taxable income and capital gains. The valuation allowance decreased $25,859 during 2007.

NOTE 7 – CONTINGENCIES

The Company was subject to a routine examination by the Financial Industry Regulatory Authority (FINRA) during the year ended December 31, 2007. The resulting Letter of Caution, issued by FINRA on January 14, 2008 noted that while the firm was found to be in general compliance, there were however deficiencies. The results of the examination also yielded several apparent rule violations which have been referred to the Enforcement Department of FINRA for consideration.

McKerley & Noonan, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Accompanying Information

To the Board of Directors and Stockholders
of TrustFirst, Inc.
Knoxville, Tennessee

Our report on our audit of the consolidated financial statements of TrustFirst, Inc. for the period ended December 31, 2007, appears on page 1. That audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The following information on pages 11–13 are presented for purposes of additional analysis and are not a required part of the consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken a whole.

McKerley & Noonan

McKerley & Noonan, P.C.
Certified Public Accountants
February 26, 2008

104 WOODMONT BOULEVARD, SUITE 410 • NASHVILLE, TENNESSEE 37205
PHONE: (615) 279-0088 • FAX: (615) 279-9599

TRUSTFIRST, INC.

December 31, 2007

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

The provisions of the aforementioned rule are not applicable to TrustFirst, Inc., because the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. All securities transactions are to be handled through a clearing agent who deals directly with the Company's customers. TrustFirst, Inc. is therefore exempt under the provisions of Rule 15c3-3 (k)(2)(ii).

TRUSTFIRST, INC.

Computation of Net Capital Under Rule 15c3-1
December 31, 2007

	Per Audited Financial Statements	Per Original Focus Report	Differences	
Ownership Equity	$ 269,457	$ 271,528	$(2,071)	(1)
Less: Non Allowable Assets	(44,884)	(47,454)	(2,570)	a,b,c
Less: Other Deductions	-	-	-	
Net Capital Before Haircuts	224,573	224,074	499	d
Haircuts on Securities	(2,999)	(2,999)	-	
Net Capital	$ 221,574	$ 221,075	$ 499	

(1) Differences are attributable to audit adjustments as follows:

a) To expense small equipment	$ (298)
b) Depreciation adjustments	(1,678)
c) Write off miscellaneous receivable	(594)
d) Record tax provision	499
	$ (2,071)

TRUSTFIRST, INC.

December 31, 2007

Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1

Liabilities	$ 35,822
Total Aggregate Indebtedness	35,822
Ratio of Aggregate Indebtedness to Net Capital	16%

Computation of Excess Net Capital

Net Capital	$ 221,075
Required net capital	100,000
Net capital in excess of required amount	$ 121,075

McKerley & Noonan, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

To the Board of Directors and Shareholders
of TrustFirst, Inc.
Knoxville, Tennessee

In planning and performing our audit of the financial statements of TrustFirst, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

104 WOODMONT BOULEVARD, SUITE 410 • NASHVILLE, TENNESSEE 37205
PHONE: (615) 279-0088 • FAX: (615) 279-9599

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified certain deficiencies in internal control, and have reported them to management in a separate letter. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McKerley & Noonan

McKerley & Noonan, P.C.
Certified Public Accountants
February 26, 2008

END